ZION OIL & GAS INC.
6510 Abrams Road, Suite 300
Dallas, Texas  75231

October 8, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Washington, D.C. 20549-4628
Attention: Anne Nguyen Parker

Re:	Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-160871) of Zion Oil & Gas, Inc. filed on October 1, 2009 (the “Registration Statement”).

Dear Ms. Parker:

Zion Oil & Gas, Inc. (the “Corporation”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement referenced above to be effective as of 10 am E.S.T. on October 9, 2009 or as soon as possible thereafter.

The Corporation hereby acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement or relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and that the Corporation may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Rinberg
Richard Rinberg
Chief Executive Officer